UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Board of Directors’ Proposal to be submitted to the Shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5:00 p.m.

Dear Shareholders,

     The Board of Directors of Banco Bradesco S.A. hereby submits to your analysis and deliberation, proposals:

1. To cancel the shares held in Treasury, existing on the day of the Shareholders’ Meeting, representing the Company’s Capital Stock, without reduction thereof, with the subsequent amendment to the “caput” of Article 6 of the Bylaws.

By means of repurchase programs, the Board of Directors, at the meeting held on November 26, 2007, on May 27 and November 27, 2008, June 1 and December 2, 2009, authorized the Company’s Board of Executive Officers to acquire own shares to be kept in treasury and later sale or cancelation, without reduction of the Capital Stock, for 6 (six) months, and the decision as to the sale or cancelation of these shares would be made in due time and informed to the market

Therefore, the Board of Directors proposes the cancelation of the shares held in Treasury, existing on the date of the Meeting, representing the Company’s Capital Stock, without reduction thereof, with the consequent amendment to the “caput” of Article 6 of the Bylaws.

The number of shares to be canceled will be determined at the Shareholders’ Meeting, when the “caput” of Article 6 of the Bylaws will be amended.

2. To reduce from 59 to 52 the minimum number of members of the Board of Executive Officers, changing the minimum number of Executive Vice Presidents and Managing Officers, adapting them to the Company’s organizational structure, without changing the maximum number of members of that Body, with the consequent amendment to the “caput” of Article 12 of the Bylaws.

In view of the changes that have been occurring in the composition of the Board of Executive Officers, due to administrative changes, aiming to adapt the number of members thereof to the Company’s organizational structure, we propose to change: a) the minimum number from 7 (seven) to 5 (five) Executive Vice-Presidents; and b) the minimum number from 11 (eleven) to 6 (six) Managing Officers.

Board of Directors’ Proposal to be submitted to the Shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5:00 p.m.

.2.

Consequently, it is necessary to reduce from 59 to 52 the minimum number of members of the Board of Executive Officers, without changing the maximum number of members of that Body, thus amending the “caput” of Article 12 of the Bylaws, which shall have the following wording: “Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52 (fifty-two) to 97 (ninety-seven) members, distributed in the following position categories: from 12 (twelve) to 26 (twenty-six) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents and from 6 (six) to 15 (fifteen) Managing Directors. – Department Directors: from 27 (twenty-seven) to 47 (forty-seven) members; - Directors: from 6 (six) to 9 (nine) members; and Regional Directors: from 7 (seven) to 15 (fifteen) members.”

Cidade de Deus, Osasco, SP, February 9, 2010

Board of Directors

Lázaro de Mello Brandão	- Chairman
Antônio Bornia	- Vice-Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme

This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 1,582 of the Bank, held on February 9, 2010, drawn up in the Company`s records.

Banco Bradesco S.A.

José Luiz Acar Pedro                  Domingos Figueiredo de Abreu

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .1.

Bylaws

Current Wording	Proposed Wording
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws.	No amendments.
Article 2) The Company’s term of duration is undetermined.	No amendments.
Article 3)The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.
Article 4) The Company may settle or close Branches in the country, at the discretion of the Board of Executive Officers, and abroad, upon the additional approval of the Board  of Directors, hereinafter referred to as the Board.
No amendments.
Section II - Corporate Purpose	No amendments.
Article 5)The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.
Section III - Capital Stock	No amendments.
Article 6) The Capital Stock is R$24,500,000,000.00 (twenty four billion, five hundred million reais), divided into 3,115,532,575 (three billion, one hundred fifteen  million, five hundred thirty two thousand, five hundred seventy  five)book-entry, registered shares, with no par value, of which 1,557,766,368 (one billion, five hundred fifty seven million, seven hundred sixty six thousand, three hundred sixty eight) are common shares and 1,557,766,207 (one billion, five hundred fifty seven million, seven hundred sixty six thousand, two hundred and seven) are preferred shares.
The number of shares to be cancelled will be established at the Shareholders’ Meeting.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .2.

Paragraph One - Common shares will provide to its holders the rights and privileges provided by law. In the case of a public offering, following an eventual sale of the Company’s control, common share that is not part of the controlling capital will have the right to receive 100% (one hundred per cent) of the price paid per common share held by the controllers.
No amendments.
Paragraph Two - Preferred shareswill have no voting rights, but will entitle their holders to the following rights and privileges:
a) priority in Capital Stock reimbursement, in the event of the Company’s liquidation;
b) dividends 10% (ten per cent)higher than those attributed to common shares;
c) inclusion in an eventual public offering resulting from the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common share that is part of the controlling capital.
No amendments.
Paragraph Three - In the event of a capital increase, at least 50% (fifty per cent) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.
No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .3.

Paragraph Four - The Company’scapital share is constituted of book-entry shares only, which will be kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said shares may be charged from the shareholders.
No amendments.

Paragraph Five - The followingactions will not be permitted: a) conversion of common shares into preferred shares and vice versa; b) issue of participation certificates.	No amendments.
Paragraph Six - The Company may,upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.
No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers.	No amendments.
Section V - Board of Directors	No amendments.
Article 8) The Board of Directors, whose term of office is of 1 (one)year, is constituted by 6 (six) to 9 (nine) members, who should vote for 1 (one) Chairman and 1 (one)Vice-Chairman among themselves.
No amendments.
Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .4.

Paragraph Two - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.
No amendments.
Paragraph Three - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to  serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.
No amendments.
Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following:	No amendments.
a) to ensure that the Board of Executive Officers is always rigorously capable to perform its duties;
b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;
c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and  security of the Company;
No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .5.

d) to establish the general  guidelines of the Company’s  business, as well as to  deliberate upon the constitution  and performance of Operational  Portfolios;
e) to authorize, in cases of  operations with companies not  composing the Bradesco  Organization, the acquisition,  the disposal and encumbrance of  assets composing the Permanent  Assets and non-permanent equity  interest of the Company and its  direct and indirect  subsidiaries, when referring to  amount higher than 1% (one per  cent)of their respective  Shareholders’ Equity;
f) to decide on trades involving  shares issued by the Company, in  accordance with Paragraph Six of  Article 6;
g) to authorize the granting of any  kind of donation, contribution  or aid, regardless of the  beneficiary;
h) to approve the payment of  dividends and/or interest on own  capital proposed by the Board of  Executive Officers;
i) to submit to Shareholders’  Meetings appreciation proposals  aiming at increasing or  reducing the capital share,  share grouping, bonuses or  splits, merger, incorporation or  spin-off transactions and  reforms in the Company’s Bylaws;
j) to deliberate upon associations,  involving the Company or its  Subsidiaries, including  participation in shareholders’  agreements;

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .6.

k) to approve the monetary  investment of resources  resulting from fiscal  incentives;
l) to examine  and deliberate upon budgets and financial statements  submitted by the Board of  Executive Officers;
m) to assume decision-making powers  on specific matters of the  Company’s  interest and to  deliberate upon defaulting  cases;
n) to apportion the remuneration of  Managers, established by the  Shareholders’ Meeting and to  determine bonuses for board  members, executive officers and  employees, when it intends to  give them;
o) to authorize, whenever  necessary, the representation of  the Company by a member of the  Board of Executive Officers individually or by an attorney,  in which  case a respective  mandate will indicate what  actions may be practiced;
p) to establish the remuneration of  the Audit Committee members and  of the Ombudsman;
q) to approve the Corporate Report on Internal Controls Conformity  and determine the adoption of  strategies, policies and  measures  focused on the  diffusion of a controlling and  risk mitigation culture.

Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters.	No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .7.

Article 10)The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.	No amendments.
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other board members, in any of its meetings.	No amendments.
Article 11)The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting.	No amendments.
Section VI - Board of Executive Officers	No amendments.
Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 59 (fifty-nine)to 97 (ninety-seven)members, distributed in the following position categories: from 19 (nineteen)to 26 (twenty-six)members, being 1 (one) Chief Executive Officer, from 7 (seven)to 10 (ten)Executive Vice- Presidents and from 11 (eleven) to 15 (fifteen) Managing Directors. – Department Directors: from 27 (twenty-seven) to 47 (forty-seven)members; - Directors: from 6 (six)to 9 (nine) members; and Regional Directors: from 7 (seven) to 15 (fifteen) members.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52 (fifty-two) to 97 (ninety-seven)members, distributed in the following position categories: from 12 (twelve) to 26 (twenty- six) members, being 1 (one)Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents and from 6 (six)to 15 (fifteen)Managing Directors; – Department Directors: from 27 (twenty- seven) to 47 (forty-seven)members; - Directors: from 6 (six) to 9 (nine) members; and Regional Directors: from 7 (seven) to 15 (fifteen) members.

Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointingamong the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice- Presidents and Managing Directors, following the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.
No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .8.

Paragraph Two – The requirements provided for in item II of Article 18 and “caput” of Article 19, related to the Executive Directors,Department Directors and Directors, respectively, may be exceptionally waived by the Board up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Directors appointed to the positions of President and Vice- President.
No amendments.
Article 13)The Officers of the Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Offices may condescend and waive rights and  acquire, sell and subject to an onus assets, with due regard  tothe provisions stated in item “e” of Article 9 of the present Bylaws.
No amendments.
Paragraph  One - With due reservation  to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.
No amendments.
Paragraph Two - The Company may also be represented by at least 1 (one) Officer  and 1 (one) attorney, or by at least 2 (two)especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.
No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .9.

Paragraph Three – The Company may be also severally represented by any member of the Board of Executive officers or by attorney with specific powers, in the following cases:	No amendments.
a) powers of attorney with "ad judicia" clause, assumption in which the power of attorney may have an indeterminate duration and may be empowered;
b) receive judicial or extrajudicial summons or services of process;
c) participation in biddings;
d) representation in General Meetings of Shareholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;
e) representation in public  agencies and authorities,  provided that this does not  imply the assumption of  responsibilities and/or  liabilities by the Company;
f) in “legal testimonies”.
No amendments.
Paragraph Four - DepartmentDirectors and Directors are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.
Article 14) In addition to the normal duties conferred upon them by law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .10.

a) the Chief Executive   Officer No shall preside the meetings of the Board of Executive Officers,  besides supervising and coordinating the action of its  members;
b) Executive Vice-Presidents shall  collaborate with the Chief  Executive Officer in the  performance of his duties;
c) Managing Directors shall perform the duties assigned to them and report to the Chief Executive  Officer and Executive Vice-  Presidents;
d) Department Directors shall conduct the activities of the Departments they work for and  assist other members   of the  Board of Executive Officers;
e) Directors shall guide and supervise the Service Branches  under their jurisdiction and perform the duties assigned to them, reporting to the Board of  Executive Officers.
amendments.
Article 15)The Executive No Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will  be held whenever called by the Chairman of the Board, the Chief Executive Officer, or further, by half of other Executive Officers.
amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .11.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.
No amendments.
Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.
No amendments.
Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:	No amendments.
I. be under 65 (sixty-five) years old; I. belong to the staff of employees or officers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions.	No amendments.
Article 19) To hold the position of Department Director or Director, the candidate must be an employee or officer of the Company or of its subsidiaries and on the election date must:	No amendments.
I. Department Director - be under 62 (sixty-two) years old; II. Director - be under 60 (sixty) years old.	No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .12.

Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, a non-permanent body, will be constituted by 3 (three) to 5 (five)effective members, when installed, and an equal number of substitutes.	No amendments.
Section VIII - Audit Committee	No amendments.
Article 21)The Company willhave an Audit Committee constituted by 3 (three) to 5 (five) members, with a 1 (one)year term of office, to be nominated and dismissed by the Board of Directors. One of the Committee members should be appointed as Coordinator.
No amendments.
Sole Paragraph - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments.
a) to recommend to the Board of  Directors the company to be hired for rendering independent  auditing services, its respective remuneration, as well  as, its replacement;
b) to review financial statements including foot notes, management  reports and independent auditors’ report, prior to their  disclosure to the market;
c) to evaluate the effectiveness of both internal and independent audits regarding the fulfillment  of  legal and regulatory requirements applicable to the Company, in addition to internal  regulations and codes;
d) to evaluate the fulfillment, by the Company’s Board of Executive  Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of  Directors the resolution of  eventual conflicts between external auditors and the Board  of Executive Officers;
No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .13.

e) to establish and announce the procedures for the acceptance  and treatment of information  related to the noncompliance  with legal and regulatory requirements applicable to the  Company, in addition to regulations and internal codes, including the recommendation of  procedures to protect the provider and the confidentiality  of the information;
f) to recommend to the Board of  Executive Officers corrections  or improvements in policies,  practices and procedures  included in its attributions;
g) to hold meetings, at least on a  quarterly basis,   with the  Company’s Board of Executive  Officers and internal and  external auditors;
h) to verify, during its meetings,  the fulfillment   of its  recommendations and/or explanations for its questions,  including the planning of  respective   auditing works. Minutes of all meetings shall be  drawn up;
i) to establish operating rules for  its functioning;
j) to meet with the Fiscal Council and the Board of Directors, upon  their request  to discuss  policies, practices and procedures identified under the  scope of their respective  incumbencies.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .14.

Section IX - Compliance and Internal Control Committee	No amendments.
Article 22) The Company will have a Compliance and Internal Control Committee constituted by up to 12 (twelve) members, to be nominated and dismissed by the Board of Directors, having a 1 (one) year term of  office. One of the Committee members should be appointed as Coordinator.
No amendments.
Sole Paragraph - The Committee’s main objective will be to assist the Board of Directors in its attributions related to the adoption of strategies, policies and measures focused on the diffusion of internal control culture,  risk mitigation and conformity to rules applicable to the Bradesco Organization.
No amendments.
Section X - Remuneration Committee	No amendments.
Article 23)The Company will have a Remuneration Committee constituted by 3 (three) to 5 (five) members, to be nominated among the members of the Board of Directors, having a 1 (one) year term of  office. One of the Committee members should be appointed as Coordinator.
No amendments.
Sole Paragraph - The Committee’s objective will be to propose to the Company’s Board of Directors policies and guidelines for the remuneration of its Statutory Officers, based on the performance goals established by the Board.
No amendments.
Section XI - The Ethical Conduct Committee	No amendments.
Article 24)The Company will have an Ethical Conduct Committee comprised of up to 16 (sixteen)members, appointed and dismissed by the Board of Directors, with a term of office of 1 (one) year, and one of them must be appointed as Coordinator.
No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .15.

Sole Paragraph - The Committee will have as purpose to propose initiatives as to the dissemination and compliance with Bradesco Organization’s Codes of Ethical Conduct, both corporate and by sector, in order to ensure their efficiency and effectiveness.
No amendments.
Section XII – Risks and Capital Allocation Integrated Management Committee	No amendments.
Article 25) The company shall have a Risks and Capital Allocation Integrated Management Committee, composed of up to 13 (thirteen)members, being one of them appointed   as Coordinator, appointed and dismissed by the Board of Directors, for a 1 (one)year term of office.
No amendments.
Sole Paragraph – The Committee shall have  the objective of assisting the Board of Directors in the performance   of its attributions related   to the approval of institutional policies and operating guidelines and to the establishment of limits of risk exposition, with a view to reach their effective management in the scope of Bradesco Organization, herein understood the economic and financial consolidated results.
No amendments.
Section XIII - Ombudsman	No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .16.

Article 26)The Company shall have an Ombudsman which shall operate on behalf of all the Institutions composing the Bradesco Organization, authorized to operate by the Central Bank of Brazil, composed of 1 (one) Ombudsman, appointed and dismissed by the Board of Directors, with 1 (one) year term of office.
No amendments.
Paragraph One – The Ombudsman’s duty shall be the following:	No amendments.
a) to ensure the strict observance to the legal and regulatory rules related to the consumer rights and work as a channel of communication among the Institutions provided for by “caput” of this Article, clients and users of products and services, including in the intervention in conflicts;
b) to receive, register, guide, analyze and provide formal and proper treatment to complaints of clients and users of products and services of the Institutions provided for in “caput” of this Article, not solved by usual services provided by branches or any other service branches;
c) to provide the necessary clarifications and to inform the  claimants about the progress of  their demands and the measures  adopted;
No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .17.

d) to inform the claimants about  the term estimated for final  answer, which may not exceed  thirty days;
e) to forward a conclusive answer  to claimants’ demand until the  term informed in letter “d”;
f) to propose corrective measures  to the Board of Directors, or  improvement of procedures and  routines, in view of the  analysis of complaints received;
g) to prepare and forward to the  Board of Directors, to the Audit  Committee and to the Internal  Audit, at the end of each half-  year period, a quantitative and  qualitative report about the  Ombudsman performance,  containing propositions referred  to by “f”, when existing.

Paragraph Two – The Company:	No amendments.
a) will maintain adequate conditions for the operation of  the Ombudsman, as well as, so  that its performance is guided  by transparency, independence,  impartiality and exemption;
b) will ensure the Ombudsman access  to information necessary to  prepare adequate answer to  complaints received, with total  administrative support, and may  request information and  documents for the performance of  its activities.
No amendments.
Section XIV - Shareholders’ Meetings	No amendments.
Article 27) General and SpecialShareholders’ Meetings will be:	No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .18.

a) called by sending to the shareholders a minimum 15 (fifteen)-day notice;
b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.
No amendments.
Section XV - Fiscal Year and Income Distribution	No amendments.
Article 28)The fiscal yearcoincides with the civil year, ending on December 31.	No amendments.
Article 29) Balance sheets will be  prepared at the end of each semester, on June 30 and December  31 of every year. The Board of Executive Officers, subject to the  approval of the Board of  Directors, may determine the  preparation of balance sheets for shorter periods of time, including  monthly balance sheets.
No amendments.
Article 30) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:	No amendments.
I. constitution of the LegalReserve;
I. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;
I. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent)of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law # 6,404/76.
No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .19.

Paragraph One - The Board of Executive Officers, subject to the approval of  the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.
No amendments.
Paragraph Two - The Board of Executive Officers  may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.
No amendments.
Paragraph Three - Any interesteventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.
No amendments.
Article 31)The   Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated 100% (one hundred per cent)to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety- five per cent) of the Company’s paid-in capital share amount.
No amendments.

Further information on the Proposal for the amendment to the Bylaws to be submitted to the shareholders of Banco Bradesco S.A., at the Special Shareholders’ Meeting, to be held cumulatively with the Annual Shareholders’ Meeting, on March 10, 2010, at 5 p.m. .20.

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on own capital in an amount in excess of the mandatory dividend established in Article 30, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.
No amendments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 08, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.